Exhibit 99.1

Foresight Enters Non-Binding Term Sheet for $17.5 Million Strategic Investment at Significant Premium to Current Market Price and Focus on Defense Collaboration

The strategic equity investment reflects a multiple of three times of Foresight’s current market value to reach a post investment valuation of approximately $35 million

NESS ZIONA, Israel, April 20, 2026- Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, today announced that it has entered into a non-binding term sheet with VisionWave Holdings, Inc. (Nasdaq: VWAV) (“VisionWave”), a defense and advanced sensing technology company.

Pursuant to the term sheet, at closing, VisionWave will make a strategic equity investment of up to $17.5 million (but not less than $15.45 million) through the issuance of VisionWave common stock based on the five-day average closing price of VisionWave’s common stock prior to closing. In exchange, VisionWave will receive Foresight’s ordinary shares representing up to 51% (but not less than 45%) of the Company’s issued and outstanding share capital. The transaction values Foresight at a significant premium with a multiple of approximately three times its current market value.

The Company believes that the $17.5 million investment will provide it with substantial financial strength to support ongoing operations, technology development, and commercialization of next-generation perception solutions.

As agreed in the term sheet, Foresight will place greater focus on the defense, military, and homeland security markets, areas in which it is already active. These fields benefit from strong synergy between Foresight’s advanced camera-based perception systems and VisionWave’s radio frequency (RF) and defense-focused technologies, along with VisionWave’s global business development capabilities and ongoing projects. This strategic collaboration is driven by Foresight’s business strategy to lead 3D perception applications, in challenging and extreme off-road and aerial environments, leveraging its technology advantages in these growing markets.

“We believe that Foresight’s unique stereo vision solutions, and especially its proprietary thermal camera expertise, which is complementary to VisionWave’s existing sensing technologies, is expected to have significant impact on VisionWave ability to deliver large scale military and defense projects to our customers, focusing on robotics, drones and unmanned aerial vehicles” said Douglas Davis, VisionWave’s executive chairman of the board and chief executive officer. “Thermal vision sensing is key to military, defense and homeland security markets, and VisionWave’s global presence is well positioned to promote Foresight’s strong technological capabilities to short term commercialization success.”

The transaction remains subject to completion of due diligence, negotiation and execution of definitive agreements, receipt of all required regulatory, stock-exchange and shareholder approvals, and other customary closing conditions.

About VisionWave Holdings Inc.

VisionWave Holdings, Inc. (Nasdaq: VWAV) is a defense and advanced sensing technology company developing AI-driven, RF-based sensing, autonomy, and computational acceleration technologies for defense, homeland security, and commercial infrastructure applications. VisionWave’s mission is to connect defense innovation with civilian progress through shared core technologies deployed across air, land, and sea.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception systems and cellular-based applications. Through its wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in urban mobility environments. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users via smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the proposed terms of the non-binding term sheet and its potential closing, its belief that the investment will provide Foresight with substantial financial strength to support ongoing operations, technology development, and commercialization of next-generation perception solutions, the benefits and advantages of Foresight’s and VisionWave’s technologies and Foresight’s solutions, Foresight’s business strategy, the potential signing of the definitive agreement and meeting the various closing conditions. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

These forward-looking statements are made solely by Foresight and do not constitute statements or projections of VisionWave Holdings, Inc. VisionWave undertakes no obligation to update or revise any information contained in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the content of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com